Statement of Cash Flows

Motoroso, Inc.
For the year ended December 31, 2017

	2017
Operating Activities	
Receipts from customers	21,176.22
Payments to suppliers and employees	(117,733.32)
Net Cash Flows from Operating Activities	**(96,557.10)**
Financing Activities	
Other cash items from financing activities	83,737.00
Net Cash Flows from Financing Activities	**83,737.00**
Net Cash Flows	**(12,820.10)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	24,178.60
Cash and cash equivalents at end of period	11,358.50
Net change in cash for period	**(12,820.10)**